Conectiv Thermal Systems, Inc.
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of June 30, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Inventories, at average cost	
Fuel (coal, oil and gas)	*
Materials and supplies	*
Income tax benefit receivable	*
Other prepayments	*
	*
Investments	
Funds held by trustee	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Intangibles	*
Construction work-in-progress	*
	*
Deferred Charges and Other Assets	
Unamortized debt expense	*
Other	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
Notes receivable to associated companies	*
Other	*
	*
Deferred Credits and Other Liabilities	
Pension and OPEB	*
Deferred income taxes, net	*
Other	*
	*
Capitalization	
Additional paid-in capital	*
Retained deficit	*
Conectiv money pool loan	*
Total equity	*
Variable rate demand bonds (1)	*
Total capitalization	*
Total Capitalization and Liabilities	*

(1) Classified as current liability for external reporting

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.

Conectiv Thermal Systems, Inc.
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Six Months Ended June 30, 2003
OPERATING REVENUES	*
OPERATING EXPENSES	
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	
Interest charges	*
Allowance for borrowed funds used during	
construction and capitalized interest	*
	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.